September 18, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE
Washington, D.C. 20549

Attn:	Effie Simpson, Staff Accountant

Melissa Raminpour, Accounting Branch Chief

Edward M. Kelly, Senior Counsel

Asia Timmons-Pierce, Special Counsel

Re:	Forum Merger II Corporation

Preliminary Proxy Statement on Schedule 14A

Filed August 11, 2020

File No. 1-38615

Ladies and Gentlemen:

On behalf of our client, Forum Merger II Corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced preliminary proxy statement on Schedule 14A filed on August 11, 2020 (the “Proxy Statement”), contained in the Staff’s letter dated September 5, 2020 (the “Comment Letter”).

The Company has filed via EDGAR its amended Proxy Statement on Schedule 14A (the “Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A Filed August 11, 2020

General

1.	We note that the letter to your stockholders only reflects six proposals instead of seven proposals. Please revise.

Response: We have revised the letter to stockholders to clarify that there are seven proposals.

United States Securities and Exchange Commission

September 18, 2020

2.	We note that you plan to issue shares of common stock to Ittella Parent securityholders. Please tell us what exemption from the Securities Act that you are relying upon and the facts supporting your use of the exemption.

Response: The Company respectfully advises the Staff that the proposed issuance of Company common stock as part of the merger consideration will be made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder.

Risk Factors, page 43

3.	We note that you use co-packers for the production of your products. Please consider including appropriate risk factor disclosure regarding arrangements with co-packers. Please also disclose whether you have written agreements with your co-packers.

Response: The Company has revised the disclosure in the section entitled “Information about Ittella Parent – Manufacturing” to clarify that the relationship are not co-packer relationships, but supplier relationships. We have revised the disclosure in “Information about Ittella Parent – Manufacturing” on page 170 to describe these supplier relationships.

The Company currently utilizes third-party suppliers for select products..., page 45

4.	Disclose whether you have any agreements with your third party suppliers for select products.

Response: The Company respectively advises the Staff that Ittella Parent currently does not have any agreements in place with third party suppliers and utilizes purchase orders that are fulfilled by suppliers.

If the Company experiences the loss of one or more of its food brokers..., page 56

5.	Disclose whether you have any agreement with one or more of your food brokers.

Response: The Company has revised the disclosure on pages 57 and 168 to provide additional information regarding agreements between Ittella Parent and food brokers.

United States Securities and Exchange Commission

September 18, 2020

The proposed charter includes a forum selection clause, page 69

6.	We note that your articles of incorporation will designate the federal district courts of the United States of America as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under federal securities laws, including the Securities Act. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your disclosure on pages 69 and 205 to state that there is uncertainty as to whether a court would enforce the provision. Please also revise page 205 to ensure that it is consistent with the scope of your exclusive forum provision. We note that the provision does not apply to claims arising under the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: The Company has revised disclosure on pages 71 and 208 to state that there is uncertainty as to whether a court would enforce the forum selection provision. The Company has also revised the disclosure on page 208 to make it consistent with our exclusive forum provision. The Company respectively advises the staff that the exclusive forum provision in the certificate of incorporation of the post-combination company has been revised to state clearly that it does not apply to claims arising under the Securities Exchange Act of 1934, as amended.

Unaudited Pro Forma Consolidated Statement of Income, page 87

7.	We note your disclosure on page 31 that in connection with the entry into the merger agreement, the company entered into employment agreements with Salvatore Galletti, Sarah Galletti, Stephanie Dieckmann, and Giuseppe Bardari, effective as of the closing. Since these agreements are directly a result of the merger, factually supportable, and of continuing impact, please revise your pro forma financial statements to include disclosure of the contractual terms and the applicable pro forma adjustments.

Response: The Company has revised page 90 with respect to the pro forma financial statements to disclose the contractual terms and applicable pro forma adjustments with respect to employment agreements entered into by Salvatore Galletti, Sarah Galletti, Stephanie Dieckmann, and Giuseppe Bardari.

Background of the Business Combination, page 112

8.	We note your disclosure that you had various meetings. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

Response: The Company has included additional disclosure regarding negotiations relating to material terms of the transaction, including the reasons for the terms, each party’s position on the issues, and how they reached agreement on the final terms, to “Background of the Business Combination” at page 112.

United States Securities and Exchange Commission

September 18, 2020

9.	In the last paragraph on page 112, include Mr. Garbers’ forename, and indicate the capacity in which he participated in the merger agreement.

Response: The Company has revised the disclosure of Mr. Garbers’ forename (Grant) and the capacity in which he participated in the merger agreement to “Background of the Business Combination” at page 114.

The Board’s Reasons for the Approval of the Business Combination, page 113

10.	In the listing of factors on page 113, please discuss whether the board considered as negative factors the determination not to obtain a third party valuation or fairness opinion and the fact that your public stockholders will hold a minority share position in the post-merger company.

Response: The Company has revised disclosure regarding whether the board considered as negative factors the determination not to obtain a third party valuation or fairness opinion and the fact that the public stockholders will hold a minority share position in the post-merger company to “The Board’s Reasons for the Approval of the Business Combination” at pages 116 – 117.

Directors and Officers, page 147

11.	In the biographical paragraph of Mr. Richard Katzman, describe briefly his business experience during the past five years. Refer to Item 401(e)(1) of Regulation S-K.

Response: The Company has revised the disclosure regarding Mr. Richard Katzman’s business experience during the past five years to “Management – Directors and Officers” at page 152.

Sourcing and Suppliers, page 166

12.	Disclose the names of your principal suppliers, including your sole supplier for liquid nitrogen and your sole supplier for Acai puree. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response: The Company has revised the disclosure of the name of Ittella Parent’s supplier of liquid nitrogen (Messer LLC) to “Risk Factors – The Company relies on a single supplier for liquid nitrogen” at page 58 and to “Information about Ittella Parent – Sourcing and Suppliers” at page 169. Ittella Parent had no supplier that accounted for more than 10% of its supply requirements during the periods reported in the proxy statement.

Management and Board of Directors, page 187

13.	In the biographical paragraph of Mr. Ryan Olohan, describe briefly his business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Response: The Company has revised the disclosure regarding Mr. Ryan Olohan’s business experience during the past five years to “Management After The Business Combination – Non-Employee Directors” at page 192.

United States Securities and Exchange Commission

September 18, 2020

Summary Compensation Table, page 194

14.	We note your disclosure on page 213 regarding salary for Mr. Salvatore Galletti and Ms. Stephanie Dieckmann is inconsistent with what is reflected in the summary compensation table. Please revise or advise.

Response: We respectfully advise the Staff that the compensation reflected in the summary compensation table is the actual compensation paid to those individuals for fiscal years 2018 and 2019. The amounts set forth on page 216 reflect the base annual salary rates that Ittella Parent is paying those individuals in 2020 (until their new employment agreements go into effect at closing).

Voting Power, page 197

15.	Disclose whether holders of common stock are entitled to cumulative voting rights in the election of directors.

Response: The Company has revised the disclosure in “Description of Securities – Voting Power” at page 200 to state that stockholders are not entitled to cumulative voting.

Beneficial Ownership of Securities, page 208

16.	For a legal entity, disclose the natural person or persons having voting and dispositive power over the securities beneficially owned by the legal entity.

Response: The Company has revised the disclosure regarding the natural person or persons who will have voting and dispositive power over the securities beneficially owned by UMB Capital Corporation in “Beneficial Ownership of Securities” at page 213. With respect to the other legal entities included in the beneficial ownership table (i.e., Forum Investors LLC, Glazer Capital, LLC and OxFORD Asset Management LLP), disclosure regarding the natural person or persons having voting and dispositive power over the securities beneficially owned by those legal entities has already been included in footnotes (3), (8) and (9) to the table in this section.

General

Financial Statements, page F-34

17.	Please update the summary historical financial information, pro forma, and interim financial information for all entities to reflect interim results for the period ended June 30, 2020. Please also update your disclosure regarding the impacts from the COVID-19 pandemic. We refer you to CF Disclosure Guidance: Topic 9 and CF Disclosure Guidance: Topic 9A available on the Commission’s website for guidance.

Response: The Company has revised the summary historical, pro forma and interim financial information in all relevant places to reflect the period ended June 30, 2020. Ittella Parent has experienced no further effects from the COVID-19 pandemic beyond those described in the proxy statement; the reference to the August 11 date has been updated to September 18.

United States Securities and Exchange Commission

September 18, 2020

Myjojo Notes to Unaudited Condensed Financial Statements

15. Commitments and Contingencies, page F-50

18.	We note that for the litigation related to the death of an independent contractor, the company believes that a loss is currently not probable or estimable under ASC 450, “Contingencies,” and that no accrual has been made as of March 31, 2020 or December 31, 2019. Since you are unable to estimate any loss, for an investor to better understand the company’s exposure, please indicate the amount of pecuniary and nonpecuniary damages that the decedent’s heirs are seeking, if known. In addition, please tell us and disclose any updates for this case.

Response: The Company has revised the disclosure to include the amount of pecuniary and nonpecuniary damages that decedent’s heirs are seeking (1,869,000 Euros). In addition, the Company has provided further details regarding the litigation in “Risk Factors – Litigation or legal proceedings could expose the Company to significant liabilities and negatively impact its reputation or business” at page 54 and to “Information about Ittella Parent – Legal Proceedings” at page 175.

Form of Proxy, page 1

19.	Mark clearly the form of proxy as “Preliminary Copy.” Refer to Rule 14a-6(e)(1) of Regulation A. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Response: The form of proxy has clearly been marked as “PRELIMINARY COPY SUBJECT TO COMPLETION.”

United States Securities and Exchange Commission

September 18, 2020

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Elliott Smith

Elliott Smith

cc:	Marshall Kiev, Forum Merger II Corporation

David Boris, Forum Merger II Corporation